UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado  80401

303.215.5201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100

1.	Names of Reporting Persons Jeffrey P. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,980

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 274,980

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 553769100

1.	Names of Reporting Persons The Richards E. Jacobs Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,063,699

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 2,063,699

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,253

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) 00(1)

(1)           The Reporting Person is a revocable living trust.

CUSIP No. 553769100

1.	Names of Reporting Persons Jacobs Entertainment, Inc., #34-1959351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,618

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,618

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553769100

1.	Names of Reporting Persons Gameco Holdings, Inc., #34-1962581

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,213,936

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,213,936

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

Purpose of Amendment

The Reporting Persons initially filed this Schedule 13D on November 9, 2006 (the “Initial Filing”).  On March 20, 2008, the Reporting Persons filed Amendment No. 1 to the Initial Filing to amend Items 3, 4, and 5 thereof.  On March 27, 2008, the Reporting Persons filed Amendment No. 2 to the Initial Filing to amend Items 3 and 5.  On May 14,2008, the Reporting Persons filed Amendment No. 3 to the Initial Filing to update and amend Items 3, 4, and 5.  The purpose of this Amendment No. 4 is to update and amend Items 4 and 7.  Items 1, 2 and 6 and Schedules I and II of the Initial Filing remain current and are unchanged.

Item 4.	Purpose of Transaction

The Reporting Persons initially acquired shares of the Issuer because they believed the shares presented an attractive investment opportunity to achieve capital appreciation.

The Reporting Persons continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.  As a result of these activities, the Reporting Person(s) may participate in interviews or hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.  The Reporting Persons may also wish to discuss with Issuer’s management and Board of Directors the potential for mutually beneficial relationships between Jacobs Entertainment, Inc. and the Issuer.  Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; waiving, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issues or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer, issuance of options to management, or their employment by the Issuer.

As the Issuer’s largest stockholder, and to further the Reporting Persons’ participation in the direction of the Issuer with a view to assisting in increasing stockholder value, Jeffrey P. Jacobs requested that he be elected to fill a vacancy on the Issuer’s Board of Directors.  Mr. Jacobs was elected by the Issuer’s Board of Directors to fill the vacancy on the seven person board on May 6, 2008.  He was also appointed to serve on the Succession Committee of the board.

Subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, they may choose to purchase additional shares of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.  In this regard, on June 27, 2008, Jeffrey P. Jacobs, one of the Reporting Persons, sent a letter to Edson R. Arneault, President and Chief Executive Officer of the Company, indicating his interest in purchasing up to $5 million worth of Mr. Arneault’s Company common stock at a premium of 25% above market price with a minimum of $6.25 and a maximum of $10.00 per share prior to January 15, 2009.  See Item 7 below.  In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of the Issuer currently held by the Reporting Person in the open market, in privately negotiated transactions with third parties, or otherwise.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

7.01	Letter dated June 27, 2008 from Jeffrey P. Jacobs to Edson R. Arneault.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated: July 1, 2008

/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs

The Richard E. Jacobs Revocable Living Trust

	By:	/s/ Richard E. Jacobs, Trustee
Richard E. Jacobs, Trustee

Jacobs Entertainment, Inc.

	By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

Gameco Holdings, Inc.

	By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, President